Exhibit 99.1

Internet Gold Reports its Financial Results for
the Fourth Quarter and Full Year 2016

- The Company Continued Its Deleveraging Process During 2016 -

Ramat Gan, Israel - March 30, 2017 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the fourth quarter and year ended December 31, 2016. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ).

Doron Turgeman, CEO of Internet Gold said: “2016 was a great year for Internet Gold, as the Company improved in all of its important debt parameters. With full confidence in B Communications’ dividend generating power and Bezeq’s 2017 guidance, which was released this morning, we intend to continue our efforts to improve both our debt and equity positions.”

Debt and Liquidity Balances: As of December 31, 2016, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short term investments totaled NIS 382 million ($99 million), its unconsolidated total debt was NIS 946 million ($246 million) and its unconsolidated net debt was NIS 564 million ($147 million).

Internet Gold's Unconsolidated Debt and Liquidity Balances (1)

(In millions)	December 31,	December 31,	December 31,
	2015	2016	2016
	NIS	NIS	US$
Short term liabilities	153	151	39
Long term liabilities	926	795	207
Total debt	1,079	946	246
Liquidity balances	277	382	99
Net debt	802	564	147

(1)	Does not include the debt or liquidity balances of B Communications and its subsidiaries.

Internet Gold Unconsolidated Sources and Uses

(In millions)	NIS	US$

Net debt as of December 31, 2015	802	209
Dividends received from B Communications	(230)	(60)
Proceeds from the sale of B Communications shares	(57)	(14)
Financial expenses, net	44	11
Operating expenses	5	1

Net debt as of December 31, 2016	564	147

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Internet Gold’s Fourth Quarter and Full Year Consolidated Financial Results

Internet Gold's consolidated revenues for the fourth quarter of 2016 totaled NIS 2.5 billion ($651 million), a 3.9% decrease compared to the NIS 2.6 billion reported in the fourth quarter of 2015. For the full year 2016, Internet Gold's revenues totaled NIS 10.1 billion ($2.6 billion), a 1.0% increase compared to NIS 10.0 billion reported in 2015. The increase in 2016 was due to the consolidation of Yes beginning in the second quarter of 2015, partially offset by a decrease in revenues in all of the Bezeq Group’s segments and primarily at Pelephone. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating profit for the fourth quarter of 2016 totaled NIS 368 million ($96 million), a 1.1% decrease compared with NIS 372 million reported in the fourth quarter of 2015. For the full year 2016, Internet Gold's consolidated operating profit totaled NIS 1.84 billion ($479 million), an 8.4% decrease compared with NIS 2.01 billion reported in 2015.

Internet Gold's consolidated net profit for the fourth quarter of 2016 totaled NIS 72 million ($19 million), a 76.4% decrease compared with NIS 306 million reported in the fourth quarter of 2015. For the full year 2016, Internet Gold's consolidated net profit totaled NIS 426 million ($111 million), a 60.7% decrease compared with NIS 1.08 billion reported in 2015. The decrease was due to Bezeq’s lower net profit in 2016 compared with 2015 and due to one-time refinancing expenses recorded by B Communications related to its early redemption of its 7⅜% Senior Secured Notes (“Notes”).

Internet Gold’s Fourth Quarter and Full Year Unconsolidated Financial Results

As of December 31, 2016, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net profit for the fourth quarter of 2016 totaled NIS 2 million ($1 million) compared with NIS 69 million in the fourth quarter of 2015. For the full year 2016, Internet Gold's interest in B Communications’ net loss totaled NIS 153 million ($40 million) compared with its interest in B Communications’ net profit of NIS 140 million in 2015.

Internet Gold’s unconsolidated net financial expenses for the fourth quarter of 2016 totaled NIS 5 million ($2 million) compared with NIS 9 million in the fourth quarter of 2015. These expenses consist of NIS 11 million ($4 million) of interest and CPI linkage expenses related to Internet Gold’s publicly-traded debentures, which were partially offset by NIS 6 million ($2 million) of financial income generated by short term investments. For the full year 2016, Internet Gold’s unconsolidated net financial expenses totaled NIS 44 million ($11 million) compared with NIS 60 million in 2015. These expenses consisted of NIS 51 million ($13 million) of interest and CPI linkage expenses related to Internet Gold’s publicly-traded debentures, which were partially offset by NIS 7 million ($2 million) of financial income generated by short term investments.

Internet Gold's loss attributable to shareholders for the fourth quarter of 2016 totaled NIS 4 million ($1 million) compared with net profit attributable to shareholders of NIS 70 million in the fourth quarter of 2015. For the full year 2016, Internet Gold’s loss attributable to shareholders totaled NIS 202 million ($53 million) compared with net profit of NIS 87 million in 2015. The loss in 2016 was due to Bezeq’s lower net profit in 2016 compared with 2015 and due to one-time refinancing expenses recorded by B Communications related to its early redemption of the Notes.

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(In millions)	Three months ended December 31,			Year ended December 31,
	2015	2016	2016	2015	2016	2016
	NIS	NIS	US$	NIS	NIS	US$
Financial expenses, net	(9)	(5)	(2)	(60)	(44)	(11)
Income tax benefit	11	-	-	11	-	-
Operating expenses	(1)	(1)	-	(4)	(5)	(2)
Interest in BCOM's net profit (loss)	69	2	1	140	(153)	(40)
Net loss	70	(4)	(1)	87	(202)	(53)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and year ended December 31, 2016. For a full discussion of Bezeq’s results for the fourth quarter and full year ended December 2016, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2016	Q4 2015	% change	FY 2016	FY 2015	% change
	(NIS millions)			(NIS millions)
Revenues	2,504	2,606	(3.9%)	10,084	9,985	1.0%
Operating profit	532	488	9.0%	2,321	2,570	(9.7%)
Operating margin	21.2%	18.7%		23.0%	25.7%
Net profit	185	369	(49.9%)	1,244	1,721	(27.7%)
EBITDA	940	947	(0.7%)	4,060	4,254	(4.6%)
EBITDA margin	37.5%	36.3%		40.3%	42.6%
Diluted EPS (NIS)	0.07	0.13	(46.2%)	0.45	0.62	(27.4%)
Cash flow from operating activities	832	889	(6.4%)	3,526	3,740	(5.7%)
Payments for investments	335	329	1.8%	1,416	1,635	(13.4%)
Free cash flow[1]	513	592	(13.3%)	2,248	2,256	(0.4%)
Total debt				10,953	10,713	2.2%
Net debt				9,719	9,396	3.4%
EBITDA (trailing twelve months)				4,060	4,254	(4.6%)
Net debt/EBITDA (end of period)[2]				2.39	2.21

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.

[2]	EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2016 totaled NIS 10.08 billion ($2.62 billion) compared to NIS 9.99 billion in 2015, an increase of 1.0%. The increase was due to the consolidation of Yes beginning in the second quarter of 2015, which was partially offset by a decrease in revenues in all of the Bezeq Group segments and primarily at Pelephone.

Revenues of the Bezeq Group in the fourth quarter of 2016 were NIS 2.50 billion ($651 million), compared to NIS 2.61 billion in the corresponding quarter of 2015, a decrease of 3.9%. The decrease was due to lower revenues in all of the Bezeq Group segments and primarily at Pelephone.

Salary expenses of the Bezeq Group in 2016 totaled NIS 2.01 billion ($523 million) compared to NIS 1.96 billion in 2015, an increase of 2.8%. The increase was primarily due to the consolidation of Yes beginning in the second quarter of 2015.

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Salary expenses of the Bezeq Group in the fourth quarter of 2016 were NIS 503 million ($131 million), compared to NIS 515 million in the corresponding quarter of 2015, a decrease of 2.3%.

Operating expenses of the Bezeq Group in 2016 totaled NIS 4.01 billion ($1.04 billion) compared to NIS 3.87 billion in 2015, an increase of 3.7%. The increase was primarily due to the consolidation of Yes beginning in the second quarter of 2015, partially offset by a decrease in expenses in most of the Bezeq Group segments and primarily at Pelephone.

Operating expenses of the Bezeq Group in the fourth quarter of 2016 were NIS 1.03 billion ($267 million) compared to NIS 1.07 billion in the corresponding quarter of 2015, a decrease of 3.7%. The decrease was primarily due to a reduction in interconnect fees and payments to telecom operators, and decreased terminal equipment and marketing expenses, which expenses were partially offset by an increase in content and sub-contractor expenses.

Other operating income, net of the Bezeq Group in 2016 was NIS nil compared with NIS 95 million in 2015. The decrease was primarily due to a reduction in capital gains from the sale of real estate at Bezeq Fixed-Line.

Other operating expenses, net of the Bezeq Group in the fourth quarter of 2016 amounted to NIS 33 million ($9 million), compared to NIS 76 million in the corresponding quarter of 2015. The decrease was due to a reduction in the provision for the early retirement of employees at Bezeq Fixed-Line.

Depreciation and amortization expenses of the Bezeq Group in 2016 totaled NIS 1.74 billion ($452 million) compared to NIS 1.68 billion in 2015, an increase of 3.3%. The increase was primarily due to the consolidation of Yes beginning in the second quarter of 2015 and the amortization of the surplus acquisition costs incurred as a result of the increase in Bezeq’s ownership interest in Yes to a controlling stake, which was partially offset by a reduction in depreciation expenses at Pelephone.

Depreciation and amortization expenses of the Bezeq Group in the fourth quarter of 2016 were NIS 408 million ($106 million), compared to NIS 459 million in the corresponding quarter of 2015, a decrease of 11.1%. The decrease was due to a reduction in depreciation and amortization expenses in all group segments.

Operating profit of the Bezeq Group in 2016 totaled NIS 2.32 billion ($604 million) compared to NIS 2.57 billion in 2015, a decrease of 9.7%. Operating profit of the Bezeq Group in the fourth quarter of 2016 was NIS 532 million ($138 million) compared to NIS 488 million in the corresponding quarter of 2015, an increase of 9.0%.

Financing expenses, net of the Bezeq Group in 2016 totaled NIS 447 million ($116 million), compared to NIS 263 million in 2015, an increase of 70.0%. Financing expenses, net of the Bezeq Group in the fourth quarter of 2016 amounted to NIS 136 million ($35 million) compared to financing income of NIS 3 million in the corresponding quarter of 2015. The increase was primarily due to the cancellation of a provision in 2015 for accumulated interest on taxes owed for prior years relating to financing income from Yes pursuant to an agreement with the Israeli Tax Authorities, as well as an increase in the provision for contingent consideration to Eurocom in the fourth quarter of 2016 in connection with the acquisition of Eurocom’s stake in Yes.

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Tax expenses of the Bezeq Group in 2016 totaled NIS 625 million ($163 million) compared to NIS 598 million in 2015, an increase of 4.5%. The increase in tax expenses was due to a decrease in deferred tax asset resulting from a reduction in corporate tax rates in the amount of NIS 143 million ($37 million), partially offset by a decrease in tax expenses at Bezeq Fixed-Line.

Tax expenses of the Bezeq Group in the fourth quarter of 2016 were NIS 210 million ($55 million) compared to NIS 119 million in the corresponding quarter of 2015, an increase of 76.5%. The increase in tax expenses was due to the aforementioned recognition of the one-time deferred tax expense resulting from the reduction in corporate tax rates.

Net profit of the Bezeq Group in 2016 totaled NIS 1.24 billion ($324 million) compared to NIS 1.72 billion in 2015, a decrease of 27.7%.

Net profit of the Bezeq Group in the fourth quarter of 2016 was NIS 185 million ($48 million) compared to NIS 369 million in the corresponding quarter of 2015, a decrease of 49.9%.

EBITDA of the Bezeq Group in 2016 totaled NIS 4.06 billion ($1.06 billion) (EBITDA margin of 40.3%) compared to NIS 4.25 billion (EBITDA margin of 42.6%) in 2015, a decrease of 4.6%.

EBITDA of the Bezeq Group in the fourth quarter of 2016 was NIS 940 million ($244 million) (EBITDA margin of 37.5%) compared to NIS 947 million (EBITDA margin of 36.3%) in the corresponding quarter of 2015, a decrease of 0.7%.

Cash flow from operating activities of the Bezeq Group in 2016 totaled NIS 3.53 billion ($917 million) compared to NIS 3.74 billion in 2015, a decrease of 5.7%. The decrease was primarily due to changes in working capital partially offset by the consolidation of yes beginning in the second quarter of 2015.

Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2016 was NIS 832 million ($216 million) compared to NIS 889 million in the corresponding quarter of 2015, a decrease of 6.4%.

Payments for investments (Capex) of the Bezeq Group in 2016 totaled NIS 1.42 billion ($368 million) compared to NIS 1.64 billion in 2015, a decrease of 13.4%. The decrease was due to a reduction in investments in all Bezeq Group segments and specifically at Pelephone, mainly due to payments made in 2015 for LTE 4G frequencies.

Capex of the Bezeq Group in the fourth quarter of 2016 was NIS 335 million ($87 million) compared to NIS 329 million in the corresponding quarter of 2015, an increase of 1.8%.

Free cash flow of the Bezeq Group in 2016 totaled NIS 2.25 billion ($585 million) compared to NIS 2.26 billion in 2015, a decrease of 0.4%.

Free cash flow of the Bezeq Group in the fourth quarter of 2016 was NIS 513 million ($133 million) compared to NIS 592 million in the corresponding quarter of 2015, a decrease of 13.3%.

Total debt of the Bezeq Group as of December 31, 2016 was NIS 11.0 billion ($2.8 billion) compared to NIS 10.7 billion as of December 31, 2015.

Net debt of the Bezeq Group was NIS 9.72 billion ($2.53 billion) as of December 31, 2016 compared to NIS 9.40 billion as of December 31, 2015.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of December 31, 2016, was 2.39, compared to 2.21 as of December 31, 2015.

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Notes:

Convenience translation to U.s Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.845 = US$ 1 as published by the Bank of Israel for December 31, 2016.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;
●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;
●	Net debt - defined as long and short term liabilities minus cash and cash equivalents and short term investments; and
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash used for the purchase/sale of property, plant and equipment, and intangible assets, net;

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

The Bezeq Group defines EBITDA as net profit before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses net debt and the net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

	2015	2016	2016
	NIS	NIS	US$
Current assets
Cash and cash equivalents	619	810	211
Restricted cash	155	-	-
Investments	1,774	1,240	323
Trade receivables, net	2,058	2,000	520
Other receivables	286	221	57
Inventory	115	106	28

Total current assets	5,007	4,377	1,139

Non-current assets
Trade and other receivables	674	644	167
Property, plant and equipment	7,197	7,070	1,839
Intangible assets	7,118	6,509	1,693
Deferred expenses and investments	643	447	116
Broadcasting rights	456	432	112
Investment in equity-accounted investee	25	18	5
Deferred tax assets	1,290	1,007	262

Total non-current assets	17,403	16,127	4,194

Total assets	22,410	20,504	5,333

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Internet Gold – Golden Lines Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

(In millions)

	2015	2016	2016
	NIS	NIS	US$
Current liabilities
Bank loans and credit and debentures	2,219	2,181	568
Trade and other payables	1,717	1,662	432
Related party	233	32	8
Current tax liabilities	705	134	35
Provisions	100	80	21
Employee benefits	378	315	82
Total current liabilities	5,352	4,404	1,146

Non-current liabilities
Bank loans and debentures	13,215	12,241	3,184
Employee benefits	240	258	67
Other liabilities	227	244	63
Provisions	46	47	12
Deferred tax liabilities	729	587	153
Total non-current liabilities	14,457	13,377	3,479

Total liabilities	19,809	17,781	4,625

Equity
Attributable to shareholders	(93)	193	50
Non-controlling interests	2,694	2,530	658

Total equity	2,601	2,723	708

Total liabilities and equity	22,410	20,504	5,333

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Internet Gold – Golden Lines Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions, except per share data)

	2015	2016	2016
	NIS	NIS	US$
Revenues	9,985	10,084	2,623

Costs and expenses
Depreciation and amortization	2,131	2,183	568
Salaries	1,960	2,012	523
General and operating expenses	3,878	4,026	1,047
Other operating expense, net	3	20	5

	7,972	8,241	2,143

Operating profit	2,013	1,843	480

Financing expenses, net	595	979	255

Profit after financing expenses, net	1,418	864	225

Share of loss (income) in equity-accounted investee	(12)	5	1

Profit before income tax	1,430	859	224

Income tax	347	433	113

Net profit for the year	1,083	426	111

Profit (loss) attributable to:
Owners of the company	87	(202)	(53)
Non-controlling interests	996	628	164

Net profit for the year	1,083	426	111

Earnings (loss) per share
Basic	3.97	(10.54)	(2.74)
Diluted	3.90	(10.54)	(2.74)

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three months ended December 31,			Year ended December 31,
	2015	2016	2016	2015	2016	2016
	NIS	NIS	US$	NIS	NIS	US$

Net profit	369	185	48	1,721	1,244	324
Income tax	119	210	55	598	625	163
Share of loss (income) in equity-accounted investee	3	1	-	(12)	5	1
Financing expenses, net	(3)	136	35	263	447	116
Depreciation and amortization	459	408	106	1,684	1,739	452

EBITDA	947	940	244	4,254	4,060	1,056

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at December 31,
	2015	2016	2016
	NIS	NIS	US$

Short term bank loans and credit and debentures	1,913	1,825	475
Non-current bank loans and debentures	8,800	9,128	2,374
Cash and cash equivalents	(555)	(648)	(169)
Investments	(762)	(586)	(152)

Net debt	9,396	9,719	2,528

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at December 31,
	2015	2016	2016
	NIS	NIS	US$

Net debt	9,396	9,719	2,528

Trailing twelve months EBITDA	4,254	4,060	1,056

Net debt to EBITDA ratio	2.21	2.39	2.39

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Bezeq, The Israel Telecommunication Corp.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three months ended December 31,			Year ended December 31,
	2015	2016	2016	2015	2016	2016
	NIS	NIS	US$	NIS	NIS	US$

Cash flow from operating activities	889	832	216	3,740	3,526	917
Purchase of property, plant and equipment	(286)	(292)	(76)	(1,324)	(1,193)	(310)
Investment in intangible assets and deferred expenses	(43)	(43)	(11)	(311)	(223)	(58)
Proceeds from the sale of property, plant and equipment	32	16	4	151	138	36

Free cash flow	592	513	133	2,256	2,248	585

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of December 31 2016, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended December 31, 2016 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million for the fourth quarter of 2016.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million for the fourth quarter of 2016 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the fourth quarter.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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